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                                June 24, 2021

       Jeffrey M. Canouse
       Chief Executive Officer
       New America Energy Corp.
       240 Vaughan Drive Suite B
       Alpharetta, GA 30009

                                                        Re: New America Energy
Corp.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed June 8, 2021
                                                            File No. 024-11444

       Dear Mr. Canouse:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Form 1-A dated June 8, 2021

       Dilution, page 12

   1. Please revise the offering price per share in the table ($0.05) to agree to the offering price on page ii ($0.0005)
and revise the number of shares to be sold in the offering in the table
                                                        (1.5 billion) to the
shares to be sold on page ii (3 billion). Also, correct the dilution of net tangible book value per
share to purchasers in the offering in the table or show us how you determined the amount
is only $(0.00053).
              You may contact Ibolya Ignat at (202) 551-3636 or Kate Tillan at
(202) 551-3604 if you
       have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at (202) 551-7976 or Joe McCann at (202) 551-6262 with any other questions.
 Jeffrey M. Canouse
New America Energy Corp.
June 24, 2021
Page 2



                                        Sincerely,
FirstName LastNameJeffrey M. Canouse
                                        Division of Corporation Finance
Comapany NameNew America Energy Corp.
                                        Office of Life Sciences
June 24, 2021 Page 2
cc:       Matt Stout
FirstName LastName